CEGEDIM announces cash tender offer of $2.30 per share
for all of the issued and outstanding stock of SYNAVANT

Offer receives support of SYNAVANT's Board of Directors

PARIS, April 14, 2003 – CEGEDIM SA (Euronext : CGM 5350), a global provider of value-added information and Customer Relationship Management (CRM) solutions for the pharmaceutical industry, announces a cash tender offer of $2.30 per share for all of the issued and outstanding stock of SYNAVANT Inc, (Nasdaq : SNVT).

Under a definitive agreement for the transaction, CEGEDIM has agreed to commence a tender offer for all of the issued and outstanding SYNAVANT shares at the offer price of $2.30 in cash. The tender offer will be followed by a merger in which all shares not tendered in the tender offer will be converted into the right to receive an amount of cash equal to the offer price.

The definitive agreement for the transaction supersedes the agreement announced by CEGEDIM on March 17, 2003 for the acquisition of SYNAVANT's global healthcare Interactive Marketing business.

CEGEDIM is a multinational provider of technologies and services relating to medical information for healthcare professionals and pharmaceutical companies. This enlarged acquisition enables CEGEDIM to add SYNAVANT's CRM technology services and consulting business to the previously targeted activities.

The combination of these businesses brings CEGEDIM substantially enhanced service delivery capabilities for the U.S. market, including significant relationships with global pharmaceutical companies and a growing pipeline of additional service opportunities. In Europe, the combination provides similar benefits in addition to eliminating the need to split SYNAVANT's Interactive Marketing and CRM technology services businesses, which, historically, have operated cohesively.

This enlarged transaction provides even greater security for SYNAVANT's customers as it guarantees both the continuation of the services and data and the maintenance of the same high quality standards that they receive currently.

SYNAVANT operates in 21 countries and reported $166.4 million in operating revenue in 2002 and a gross operating margin of $40.4 million. Approximately 59% of operating revenue was generated in the Americas.

The tender offer is subject to shareholders representing a majority of
SYNAVANT's outstanding common stock ownership tendering their shares, as well as other customary conditions. The companies expect the transaction to close mid-year 2003.

SG Cowen Securities Corporation acted as financial advisor to CEGEDIM for this transaction.

About CEGEDIM

CEGEDIM is a global provider in value added information and CRM solutions for the pharmaceutical industry and healthcare professionals. The Group provides acknowledged expertise in state-of-the-art technologies such as IT and networks, databases management and the collect of complex and targeted key information for its healthcare customers. The Group's offerings essentially comprise recurrent services which are greatly enhanced by CEGEDIM's proprietary databases and result in a competitive advantage for its customers.

With a presence in 29 countries and a workforce totaling more than 3,300 people, the CEGEDIM Group has reported a turnover of € 340 million in 2002. For any further information, please consult : http:// www.cegedim.com

About SYNAVANT

SYNAVANT Inc. guides biopharmaceutical and healthcare companies globally to greater business success by accelerating the adoption of advances in healthcare around the world. SYNAVANT accomplishes this by designing, building and supporting a wide range of knowledge-based solution sets, that bring together leading-edge technology, proven data management competence, a full range of specialist services – including hardware services and computer systems validations – and over 30 years of healthcare expertise. Its comprehensive, global solutions include pharmaceutical Customer Relationship Management (CRM) and eBusiness applications, interactive marketing, server and database management, dedicated local helpline support, training, telemarketing, sample management, and product-recall services. SYNAVANT is headquartered in Atlanta, GA, USA and has offices in 21 countries. Additional information is available at http:// www.synavant.com